U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
------                                                 ------------------------
FORM 4                                                      OMB APPROVAL
------                                                 ------------------------
                                                       OMB Number: 3235-0287
                                                       Expires: January 31, 2005
                                                       Estimated average burden
                                                       hours per response:...0.5
                                                       ------------------------

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[x] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).+
________________________________________________________________________________
1.   Name and Address of Reporting Person**

     Vivendi Universal, S.A.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     375 Park Avenue
--------------------------------------------------------------------------------
                                    (Street)

     New York, NY 10152
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     USA Interactive, Inc. (USAI) (formerly USA Networks, Inc.)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     May, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                               2.                   Code         ------------------------------- Owned at End   (D) or    Indirect
1.                             Transaction          (Instr. 8)                  (A)              of Month       Indirect  Beneficial
Title of Security              Date                 ------------     Amount     or     Price     (Instr. 3      (I)       Ownership
(Instr. 3)                     (Month/Day/Year)     Code     V                  (D)              and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01   5/7/02                P           25,000,000      A     (1)       43,181,308      I        (2)
per share ("Common Stock") of
USA Interactive, Inc. ("USAi")
====================================================================================================================================

Explanation of Responses:

(1) On May 7, 2002, Vivendi Universal, S.A. ("Vivendi") exchanged 11,239,765 Vivendi ordinary shares in return for 25,000,000 shares of Common Stock.
(2) Vivendi owns 43,181,308 shares Common Stock indirectly through subsidiaries.

+ Applicable to Vivendi Universal Canada Inc. (formerly known as The Seagram Company Ltd.) and Universal Studios, Inc. ("Universal").

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative     6.               of Underlying      8.      ities     Secur-   of
                    Exer-             4.       Securities     Date             Securities         Price   Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)   Exercisable and  (Instr. 3 and 4)   of      ficially  Direct   direct
                    Price    Trans-   action   or Disposed    Expiration Date  ----------------   Deriv-  Owned     (D) or   Bene-
1.                  of       action   Code     of(D)          (Month/Day/Year)           Amount   ative   at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,     ----------------           or       Secur-  of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)       Date     Expira-           Number   ity     Month     (I)      ship
Security            Secur-   Day/     ------   ------------   Exer-    tion              of       (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)     cisable  Date    Title     Shares   5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Shares of           (3)      5/7/02   J(4)      282,161,530                    Class B 282,161,530 (5)    0
USANi LLC                                                                      Common
                                                                               Stock/
                                                                               Common
                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants            (6)      5/7/02    P        60,467,735    11/8/02  5/7/12  Common  60,467,735  (7)    60,467,735 I       (8)
                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Class B Common      (9)                                         (9)     (9)    Common  13,430,000         13,430,000 I       (10)
Stock, par value                                                               Stock
$.01 per share, of
USAi ("Class B
Common Stock")
------------------------------------------------------------------------------------------------------------------------------------
Put Option (right   (11)     5/7/02   J(11)     1             5/7/22   None    Class B 56,611,308  (12)      1       I       (13)
to sell)                                                                       Common
                                                                               Stock/
                                                                               Common
                                                                               Stock
====================================================================================================================================

Explanation of Responses:

(3) Until May 7, 2002, the shares of USANi LLC held by Vivendi were exchangeable for 146,570,000 shares of Class B Common Stock and
135,591,530 shares of Common Stock. See Note 4 below.
(4) On May 7, 2002, USAi, Universal (for itself and on behalf of certain of its subsidiaries) and Liberty Media Corporation
("Liberty Media") (for itself and on behalf of certain of its subsidiaries) terminated the Exchange Agreement dated as of
October 19, 1997, among such parties (the "Exchange Agreement"), pursuant to which the shares of USANi LLC mentioned in Note 3 above were exchangeable into shares of Common Stock and Class B Common Stock.
(5) The Exchange Agreement was terminated by USAi, Universal (for itself and on behalf of certain of its subsidiaries) and Liberty
Media (for itself and on behalf of certain of its subsidiaries) as part of the overall transaction among such parties (the
"Transaction"), as disclosed in the Statement on Schedule 13D/A dated as of December 21, 2001, as amended, filed with the
Securities and Exchange Commission with respect to USAi.
(6) Each Warrant entitles its holder to purchase one share of Common Stock, subject to adjustment. The exercise prices are as follows: 24,187,094 Warrants at $27.50 per share, 24,187,094 Warrants at $32.50 per share and 12,093,547 at $37.50 per share, in each case subject to adjustment.
(7) On May 7, 2002, the Warrants were issued to a subsidiary of Vivendi as part of the Transaction. The Equity Warrant Agreement with respect to the Warrants, among USAi and The Bank of New York, dated as of May 7, 2002, is attached as Exhibit 49 to the
Statement on Schedule 13D/A dated as of May 17, 2002, filed with the Securities and Exchange Commission with respect to USAi.
(8) Vivendi owns the Warrants indirectly through subsidiaries.
(9) The shares of Class B Common Stock are identical in all respects to the shares of Common Stock except as to the number of votes per share, and are convertible by the holder thereof on a share for share basis into shares of Common Stock at any time.
(10) Vivendi owns 13,430,000 shares Class B Common Stock indirectly through subsidiaries.
(11) Pursuant to the Amended and Restated Limited Liability Limited Partnership Agreement (the "Partnership Agreement") among USI
Entertainment Inc., USANI Holding XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International
Holdings 2 BV, NYCSpirit Corp. II, USAi, USANi Sub LLC, New-U Studios Holdings, Inc. and Barry Diller dated as of May 7, 2002, attached as Exhibit 48 to the Statement on Schedule 13D/A dated as of May 17, 2002, filed with the Securities and Exchange
Commission with respect to USAi, beginning on May 7, 2022, Vivendi and certain of its subsidiaries have a contractual right that is the economic equivalent of a right to sell (the "Put Option") 13,430,000 shares of Class B Common Stock and 43,181,308 shares of Common Stock to USAi and certain of its subsidiaries in return for Class B Preferred Interests of Vivendi Universal
Entertainment LLLP that will become immediately redeemable for approximately $2,311,000,000 upon consummation of such transaction.
(12) On May 7, 2002, as part of the Transaction, Vivendi and certain of its subsidiaries entered into the Partnership Agreement granting them the Put Option.
(13) The Put Option is a right of Vivendi and certain of its subsidiaries.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


/s/ George E. Bushnell III, Vice President              June 7, 2002
----------------------------------------              ----------------
**Signature of Reporting Person                              Date

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


Additional Reporting Persons:

Name and Address of Reporting Person:
Vivendi Universal Canada Inc.
375 Park Avenue, New York, NY 10152

Issuer Name and Ticker or Trading Symbol
USA Interactive, Inc. (USAI)

Statement for Month/Year
May, 2002

/s/ George E. Bushnell III, Secretary                   June 7, 2002
----------------------------------------              ----------------
**Signature of Reporting Person                             Date

Name and Address of Reporting Person:
Universal Studios, Inc.
100 Universal City Plaza, Universal City, CA 91608

Issuer Name and Ticker or Trading Symbol
USA Interactive, Inc. (USAI)

Statement for Month/Year
May, 2002


/s/ Kevin Conway, Vice President                        June 6, 2002
----------------------------------------              ---------------
**Signature of Reporting Person                             Date